UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Janet M. Bawcom

Senior Vice President - Corporate, Finance & Securities Counsel

Dell Technologies Inc.

One Dell Way

Round Rock, TX 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Richard J. Parrino

Kevin K. Greenslade

Hogan Lovells US LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

(202) 637-5600

July 1, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 330,678,605 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 330,678,605 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 330,678,605 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 81.3%2/
14	Type of reporting person (see instructions) CO

1/	Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 106,861,758 shares of Class A Common Stock outstanding as of June 1, 2018, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2018 filed by the Issuer with the Securities and Exchange Commission (the “SEC”). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

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SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 330,678,605 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 330,678,605 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 330,678,605 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 81.3%2/
14	Type of reporting person (see instructions) CO

1/	Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 106,861,758 shares of Class A Common Stock outstanding as of June 1, 2018, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2018 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

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CUSIP No. 928563402

1	Names of reporting persons VMW Holdco LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 80,000,000 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 80,000,000 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 80,000,000 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 47.9%2/
14	Type of reporting person (see instructions) OO

1/	Includes (i) 20,000,000 shares of Class A Common Stock and (ii) 60,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 106,861,758 shares of Class A Common Stock outstanding as of June 1, 2018, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2018 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

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SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons Michael S. Dell
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 330,678,605 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 330,678,605 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 330,678,605 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 81.3%2/
14	Type of reporting person (see instructions) IN

1/	Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 106,861,758 shares of Class A Common Stock outstanding as of June 1, 2018, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2018 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

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Explanatory Note

This Amendment No. 13 (the “Amendment”) amends the statement on Schedule 13D originally filed by Dell Technologies Inc. (“Dell Technologies”), EMC Corporation (“EMC”) and Michael S. Dell as the Reporting Persons on September 15, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 8, 2016, Amendment No. 2 to the Schedule 13D filed on December 15, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016, Amendment No. 4 to the Schedule 13D filed on February 15, 2017, Amendment No. 5 to the Schedule 13D filed on March 30, 2017, Amendment No. 6 to the Schedule 13D filed on April 5, 2017, Amendment No. 7 to the Schedule 13D (which, among other matters, reported the status of VMW Holdco LLC, an indirect wholly-owned subsidiary of Dell Technologies and a directly wholly-owned subsidiary of EMC (“VMW Holdco”), as a Reporting Person) filed on April 13, 2017, Amendment No. 8 to the Schedule 13D filed on May 10, 2017, Amendment No. 9 to the Schedule 13D filed on August 24, 2017, Amendment No. 10 to the Schedule 13D filed on September 14, 2017, Amendment No. 11 to the Schedule 13D filed on November 3, 2017 and Amendment No. 12 to the Schedule 13D filed on February 2, 2018 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to report the events described in Item 4 of this Amendment below. There have been no changes in the number of shares of the outstanding Class A Common Stock of the Issuer which may be deemed to be beneficially owned by the Reporting Persons and all changes in percentages owned are caused by fluctuations in the number of shares of Class A Common Stock of the Issuer outstanding.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

On July 2, 2018, Dell Technologies announced that it had completed its evaluation of potential strategic business opportunities and has determined not to pursue a business combination with the Issuer. As a result of such evaluation, Dell Technologies has determined to pursue a recapitalization transaction pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) entered into by Dell Technologies and Teton Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Dell Technologies. Pursuant to the terms and subject to the conditions of the Merger Agreement, each outstanding share of Dell Technologies Class V Common Stock would be converted (the “Exchange”) into the right to receive, at the holder’s option, 1.3665 shares of Dell Technologies Class C Common Stock or $109.00 of cash (up to an aggregate cash consideration amount of $9.0 billion). Upon consummation of the Exchange, all shares of Dell Technologies Class V Common Stock would be delisted from the New York Stock Exchange. The Exchange is conditioned upon, among other things, the approval of the holders of a majority of the outstanding shares of Dell Technologies Class V Common Stock not held by affiliates of Dell Technologies and the payment by the Issuer of a special cash dividend pro rata to all holders of the Issuer’s Common Stock in an aggregate amount equal to $11.0 billion. Additional information about the Merger Agreement, the Exchange and the conditions to its consummation may be found in a Current Report on Form 8-K filed by Dell Technologies on July 2, 2018.

During the course of its evaluation of potential strategic business opportunities, Dell Technologies notified the Issuer that certain of the potential opportunities being evaluated by Dell Technologies would involve an extra-ordinary cash dividend by the Issuer. Following such notification, Dell Technologies and the Issuer engaged in discussions regarding the possibility of such an extra-ordinary cash dividend. On July 1, 2018, following the recommendation of an independent special committee of directors, the Board of Directors of the Issuer approved a special dividend pro rata to all holders of the Issuer’s Common Stock in an aggregate amount equal to $11.0 billion. Payment of the special dividend is conditioned upon approval of the Merger Agreement by the holders of Dell Technologies Class V Common Stock and the satisfaction of certain other conditions.

In connection with the execution of the Merger Agreement and in furtherance of the transactions contemplated thereby, Dell Technologies entered into a letter agreement with the Issuer on July 1, 2018 (the “VMware Letter”). Subject to the terms and conditions set forth therein, Dell Technologies agreed (i) to announce that it has concluded its review of potential business opportunities and decided not to pursue a business combination with the Issuer, (ii) to use its reasonable best efforts to consummate the Merger on the same date that Dell Technologies receives the special cash dividend from the Issuer and (iii) not to terminate the Merger Agreement by mutual consent with

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Merger Sub without the Issuer’s consent. Additionally, the VMware Letter requires that any future request from Dell Technologies or its affiliates that the Issuer issue a special dividend and any acquisition of the Issuer’s Common Stock by Dell Technologies or its affiliates that would cause the Issuer to cease to be a publicly traded company will be subject to approval by a special committee of the Issuer’s board of directors comprised solely of independent and disinterested directors. The VMware Letter will terminate on the earlier of (x) July 1, 2028 and (y) the date that no shares of Class A Common Stock, or any other class or series of securities into which such shares may convert or otherwise become, remain outstanding (other than shares beneficially owned, directly or indirectly, by Dell Technologies and its affiliates).

The foregoing description of the VMware Letter does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed herewith as Exhibit 12 and is incorporated by reference herein.

Other than as described in this Schedule 13D, the Reporting Persons have no current plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Amended Item 5, amended Item 6 and amended Item 7 are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended as follows:

(a)	As of July 2, 2018, (i) Dell Technologies, EMC and Michael S. Dell are the beneficial owners of an aggregate of 330,678,605 shares of Class A Common Stock of the Issuer, consisting of (A) 30,678,605 shares of Class A Common Stock and (B) 300,000,000 shares of Class B Common Stock that are convertible into an equal number of shares of Class A Common Stock at any time, and (ii) VMW Holdco is the beneficial owner of a portion of such shares consisting of (A) 20,000,000 shares of Class A Common Stock and (B) 60,000,000 shares of Class B Common Stock. As of July 2, 2018, the 330,678,605 shares of Class A Common Stock beneficially owned by Dell Technologies, EMC and Michael S. Dell represent approximately 81.3% of the shares of Class A Common Stock.1/ Of those 330,678,605 shares, the 80,000,000 shares of Class A Common Stock beneficially owned by VMW Holdco represent approximately 47.9% of the Class A Common Stock.2/

1/	Based on 106,861,758 shares of Class A Common Stock outstanding as of June 1, 2018, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2018 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 106,861,758 shares of Class A Common Stock outstanding as of June 1, 2018, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2018 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

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(b)	As of July 2, 2018:

Dell Technologies has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 330,678,605 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 330,678,605 shares.

EMC has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 330,678,605 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 330,678,605 shares.

VMW Holdco has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 80,000,000 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 80,000,000 shares.

Michael S. Dell has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 330,678,605 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 330,678,605 shares.

Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. As of July 2, 2018, Dell Technologies, EMC and Michael S. Dell control approximately 97.5% of the combined voting power of both classes of common stock of the Issuer, and VMW Holdco controls approximately 20.0% of the combined voting power of both classes of common stock of the Issuer. In addition, the holders of the Class B Common Stock, voting separately as a class, are entitled to elect 80% of the total number of directors on the Issuer’s board of directors.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following paragraph at the end thereof:

The information set forth in Item 4 of this Amendment No. 13 with respect to the VMware Letter is incorporated by reference into this Item 6.

Amended Item 7 is incorporate by reference herein.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 12 – Letter Agreement, dated July 1, 2018, between Dell Technologies Inc. and VMware, Inc., incorporated by reference to Exhibit 10.2 to Dell Technologies Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 2, 2018 (Commission File No. 001-37867)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2018

DELL TECHNOLOGIES INC.

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

VMW HOLDCO LLC

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

MICHAEL S. DELL

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Attorney-in-Fact

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